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                             April 22, 2022

       Laurin Hahn
       Co-Chief Executive Officer and Co-Founder
       Sono Group N.V.
       Waldmeisterstra  e 76
       80935 Munich, Germany

                                                        Re: Sono Group N.V.
                                                            Draft Registration
Statement on Form F-1
                                                            Filed April 20,
2022
                                                            CIK No. 0001840416

       Dear Ms. Hahn:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Erin
Donahue at 202-551-6001 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing